FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1: Name and Address of Company

Red Pine Petroleum Ltd. (the "Company")

310 - 6 Adelaide Street East

Toronto, Ontario

M5C 1H6

Item 2: Date of Material Change

August 13, 2021.

Item 3: News Release

A news release was issued and disseminated on August 16, 2021 and filed on SEDAR at www.sedar.com, a copy ofwhich is attached hereto as Schedule "A".

Item 4: Summary of Material Change

Red Pine Petroleum Ltd announces that effective August 13, 2021, Michael Lerner has resigned as Director of the Company. The Company has appointed Jeffrey Paolone to serve as director, to fill the vacancy left by Mr. Lerner's resignation.The Company thanks Mr. Lerner for his service.

Jeffrey Paolone is a dual JD and MBA Candidate from the University of Windsor and Detroit Mercy. Jeffrey has experience related to capital markets within the natural resource sector. Jeff is the Vice President of Jaguar Financial Corporation and serves on the Board of Directors of Republic Goldfields Inc.

Item 5.1: Full Description of Material Change

See attached news release at Schedule "A" to this report.

Item 5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6: Reliance on subsection 7.1(2) of National Instrument 51-102 (Confidentiality)

Not applicable.

Item 7: Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8: Executive Officer

For additional information with respect to this material change, the following person may be contacted:

Red Pine Petroleum Ltd.

310 - 6 Adelaide Street East

Toronto, Ontario

M5C 1H6

Attention: Richard Paolone

Chief Executive Officer and Director

T: 416-258-3059

E: richard@paolonelaw.ca

Item 9: Date of Report

This report is dated as of the 16th day of August, 2021.

SCHEDULE "A"

RED PINE PETROLEUM LTD.

NEWS RELEASE

RED PINE ANNOUNCES CHANGE TO BOARD OF DIRECTORS

Vancouver, British Columbia - August 16, 2021: Red Pine Petroleum Ltd. (the "Company") today announced that effective August 13, 2021, Michael Lerner has resigned as Director of the Company. The Company has appointed Jeffrey Paolone to serve as director, to fill the vacancy left by Mr. Lerner's resignation.The Company thanks Mr. Lerner for his service.

Jeffrey Paolone is a dual JD and MBA Candidate from the University of Windsor and Detroit Mercy. Jeffrey has experience related to capital markets within the natural resource sector. Jeff is the Vice President of Jaguar Financial Corporation and serves on the board of Directors of Republic Goldfields Inc.

ON BEHALF OF THE BOARD

RED PINE PETROLEUM LTD.

"Richard Paolone"

Richard Paolone
Chief Executive Officer & Director

For further information contact:
Richard Paolone

CEO & Director
416-258-3059
richard@paolonelaw.ca

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the

TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.